August 14, 2019

Mark Botsford
Chief Executive Officer
SoCal Harvest, Inc.
6755 Mira Mesa Blvd., Ste. 123 #187
San Diego, CA 92121

       Re: SoCal Harvest, Inc.
           Amendment No. 2 to Registration Statement on Form S-1
           Filed August 5, 2019
           File No. 333-232156

Dear Mr. Botsford:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 5, 2019 letter.

Amended Form S-1 Filed August 5, 2019

General

1. Please update your financial statements and related disclosures to comply with Rule 8-08 of Regulation S-X.
       You may contact Theresa Brillant at 202-551-3307 or Andrew Mew at 202-551-3377 if
you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at 202-551-3859 or J. Nolan McWilliams at 202-551-3217 with any other questions.
 Mark Botsford
SoCal Harvest, Inc.
August 14, 2019
Page 2
                                   Sincerely,
FirstName LastNameMark Botsford
                                   Division of Corporation Finance
Comapany NameSoCal Harvest, Inc.
                                   Office of Transportation and Leisure
August 14, 2019 Page 2
cc:       John Dolkart, Jr
FirstName LastName